Exhibit 99.1

(FREE TRANSLATION FROM THE SPANISH)

BANCO SANTANDER CHILE

BY - LAWS

TITLE ONE:

Name, Corporate Domicile, Duration and Purpose

ARTICLE 1. A stock corporation whose corporate name shall be “BANCO SANTANDER-CHILE”, which can also operate under the corporate names Banco Santander or Santander, governed by these By-laws, the General Banking Act and all other statutes and regulations currently in force or that may be issued hereafter regarding the subject matter, is hereby organized.

ARTICLE 2. The Company shall have its corporate domicile in the city of Santiago without prejudice to the agencies or branches that it may open, maintain or close in any other places within the country or abroad, all in accordance with the law and subject to the prior relevant approvals as may be required.

ARTICLE 3. The term of the Company shall be indefinite.

ARTICLE 4. The Bank’s purpose is to execute and enter into all of those acts, contracts, businesses and transactions permitted to commercial banking institutions in accordance with applicable laws and particularly the General Banking Act, provided that the Bank may expand or restrict its activities in compliance with any existing legal provisions or any such other regulations that may be issued hereafter, without the need to amend these By-laws.

TITLE TWO:

Capital Stock and Shares

ARTICLE 5. The capital stock of the Bank is the amount of Ch$891,302,881,691, divided into 188,446,126,794 shares in the registered form, with no par value, constituting a single series. The capital stock has been subscribed and paid in full.

ARTICLE 6. The shares shall be in the registered form and shall be represented by share certificates, the form, issuance, delivery, cancellation, replacement, exchange, transfer and transmission of which shall be subject to the applicable provisions that, with regard to these matters, are contained in the Companies Act and its Regulations.

ARTICLE 7. The Bank does neither recognize nor admit fractions of shares. In the event that one or more shares become joint property or the co-property of several persons, the joint proprietors or co - owners shall be required to appoint a common representative to act on their behalf before the Company.

ARTICLE 8. Upon surrender of evidence of the loss, theft or destruction, or other similar occurrence, of a share certificate, the person under whose name such shares are registered may request the issuance of a new certificate in accordance with the requirements of the Companies Act and its Regulations.

ARTICLE 9. A Stockholders Registry shall be maintained including the names of the shareholders and a detail of the number of shares held by each one of them. The rights recognized by applicable laws to the shareholders may only be exercised by those shareholders whose names appear in the Registry, with the anticipation that, in each case, is established by the law.

ARTICLE 10. The registration in the Stockholders Registry of any shares in respect of which an usufruct has been established, shall be made under the name of both the title owner and the usufructuary, with indication of the existence, characteristics and period of the usufruct.

ARTICLE 11. The shareholders shall have preemptive rights in respect of any options to subscribe any capital increases, in proportion to the number of shares held by each of them. The issued paid-in shares will be distributed in the same proportion.

ARTICLE 12. The shares subscribed by a shareholder, which are not timely paid when due, shall be sold by the Bank through a stock exchange or, failing this, the number of shares in the share certificate shall be reduced to the amount of shares effectively paid in by such shareholder.

TITLE THREE:

Management

ARTICLE 13. The management of the Bank, other than the authority reserved to the Shareholders Meeting pursuant to these By-laws, the applicable Law or Regulation, shall be entrusted to the Board of Directors.

ARTICLE 14. The Board of Directors is constituted by nine regular members and two alternate members appointed by the relevant Shareholders Meeting.

ARTICLE 15. The Directors may be either shareholders or non-shareholders of the Company.

ARTICLE 16. The Directors shall remain in office for three years and may be reelected indefinitely. The Board of Directors shall be renewed in its entirety at the end of each period. If for any reason, the Shareholders Meeting in which the new Directors are to be appointed is not held on the scheduled date, the Directors whose term had expired shall remain in office until their replacements are designated, and the Board of Directors shall convene, within thirty days, a Shareholders Meeting in order to effect such appointments.

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ARTICLE 17. The Directors shall be entitled to compensation for the performance of their duties. The amount of their compensations shall be determined annually by the Ordinary Shareholders Meeting. The aforesaid is to be understood without prejudice to the payments that, in the form of wages, fees, travel accounts, expense accounts, due to them as representatives of the Board of Directors or any other cash payments, payments in kind or royalties of any sort whatsoever, which might have been assigned to certain Directors by the Shareholders Meetings or the Board of Directors, with the approval of the Shareholders Meeting, for the performance of specific duties or tasks imposed upon them specifically by the Shareholders Meeting or the Board of Directors (other than their duties as Directors). A detailed and separate entry for these special compensations shall be made in the Annual Report, which shall expressly indicate the complete name of each of the Directors receiving such compensations.

ARTICLE 18. Without prejudice to any other incapacity or incompatibility established by law, the following persons may not be appointed as Directors: (a) any person that has been condemned or is being tried for crimes which are punished with penalties, either as main or accessory, consisting in the temporary or perpetual suspension or incapacity to hold public office; (b) any debtor subject to an ongoing liquidation proceeding; (c) the members of the parliament; (d) the Directors or employees of any other financial institution; (e) the employees that are appointed by the President of the Republic or the employees or officers of the Revenue Service, or the Fiscal Services or Institutions, semi-fiscal or autonomous entities, state controlled companies and, generally, all public services created by a law, as well as employees of companies, corporations or public or privates entities in which the State or such companies, corporations or centralized or decentralized institutions may have the majority or equal proportion of the capital stock, or, under the same conditions, be represented or participate. However, the restriction established under this subparagraph; (e) shall not apply to those who hold positions in teaching activities; and (f) the Bank’s employees.

ARTICLE 19. For purposes of the appointment of Directors, each shareholder shall have the right to one vote per share, and shall be entitled to accumulate them towards one candidate or distribute them as he may deem convenient. The persons obtaining the largest number of votes in the same and single vote shall be appointed, until all positions to be filled are completed. The election of the regular and alternate Board members shall be carried out separately. For purposes of the casting of the votes, the Chairman and the Secretary, together with any other persons that may have been previously designated by the Meeting to sing the minutes thereof, shall issue a certificate evidencing the votes that are being issued out loud by the shareholders attending, following the order of the list of attendance. Each shareholder shall also be entitled, to cast his vote by means of a ballot signed by him, stating whether he sings for his own account or as a representative. Notwithstanding the aforesaid, in order to facilitate or expedite the casting process, the Chairman of the Company or the Superintendence, as the case may be, shall be entitled to order that the vote be cast alternatively or indistinctly out loud, by means of ballots or by means of any other proceeding set forth to that end. At the time of the vote, the Chairmen shall instruct that the votes are read out loud, in order for those attending to count for themselves the number of votes issued and to verify with the said annotation and the ballots the actual outcome of the election.  The Secretary shall add the votes and the Chairman shall proclaim elected those who have obtained the largest majorities, until all the appointments have been made. The Secretary shall place the documents evidencing the outcome of the scrutiny, duly signed by the persons in charge of verifying the number of votes issued, together with the ballots delivered by the shareholders who did not vote out loud, in an envelope which shall be closed and sealed with the corporate seal and shall remain deposited with the Bank for a least two years.

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ARTICLE 20. Every appointment of Directors, or any changes in the composition of the Board of Directors, shall be transcribed into a public deed before a notary public, published in a newspaper of Santiago and notified to the Superintendence of Banks and Financial Institutions, by means of the filing of an authorized copy of the respective public deed. Likewise, the appointments of the General Manager and Assistant General Manager shall also be communicated and transcribed into a public deed.

ARTICLE 21. The vacancies in the Board of Directors caused in case that a director ceases in the performance of this duties, whether by reason of incompatibility, limitation, legal incapacity or being subject to an ongoing liquidation proceeding, impossibility, unexcused absence, death, resignation or any other legal cause, shall be filled as follows: (a) The vacancies of regular members by the alternate members; and (b) The vacancies of alternate Directors, caused or not by the application of letter (a) above, or in the case a regular position could not be filled as provided for such letter (a) due to both alternate members becoming regular Directors, shall be filled by the Board of Directors on its first meeting after the vacancy occurred. The Board members appointed in that way, shall hold such position until the next Ordinary Shareholders Meeting which shall make the definitive appointments until the expiration of the term of the director that caused the vacancy.

ARTICLE 22. The alternate Board members may temporarily replace the regular Board members in case of their temporary absence or impossibility to attend, or in a definitive manner in case of vacancy. The alternate Board members shall always be entitled to attend the Board meetings and to speak in them. They will only be entitled to vote in such meetings when they are acting in lieu of a regular director.

ARTICLE 23. The Board of Directors shall elect from among its members, a Chairman, a 1st Vice Chairman and a 2nd Vice Chairman, during the first meeting following its appointment by the relevant Shareholders Meeting, or after ceasing such persons, for any reason, in their offices. In the event of a tie, the appointment shall be decided by the person acting as chairman for such meeting.

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ARTICLE 24. The Board of Directors shall meet at the corporate domicile, unless the Directors unanimously consent to the holding of a particular meeting outside the corporate domicile or unless all the Directors participate in such meeting. The Board of Directors shall meet in ordinary sessions at least once a month, held on the pre-set dates and times as determined by the Board. Extraordinary meetings shall be held whenever called by the Chairman, whether at his own will or upon the request of three or more Directors, subject in such case to the prior qualification of the Chairman to the effect that holding the meeting is justified, except if the request is made by the absolute majority of the Directors in office, in which case the meeting shall be held without such prior qualification. The extraordinary meetings may only address those matters specifically included in the relevant agenda, except that, if the meeting is attended by all the Directors in office, they may agree otherwise with the unanimous vote of all of them. Extraordinary meetings shall be called as required by law.

ARTICLE 25. The quorum required to hold a Board of Directors’ Meetings shall be the absolute majority of Directors with voting rights set forth in these By-laws. The resolutions shall be adopted by the affirmative vote of the absolute majority of the attending Directors. In the event of a tie, the person acting as the Chairman of the meeting shall cast a deciding vote. The Directors, who despite nor being physically present, are communicated constantly and simultaneously by technological means authorized by the Superintendence of Banks and Financial Institutions, will be counted towards quorum.

ARTICLE 26. The Directors having an interest vested on a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representatives of another person, shall communicate such fact to the other Directors. The respective resolutions shall be approved by the Board and the relevant agreement, act or transaction shall be in accordance with the prevailing fair market conditions. Such agreements must be disclosed by the Chairman in the next Ordinary Shareholders Meeting.

ARTICLE 27. The discussions and resolutions of the Board of Directors shall be recorded in a special book of minutes maintained by the Secretary. The relevant minutes shall be correlatively numbered, assigning consecutive numbering to the ordinary meetings and a separate numbering to the extraordinary meetings, and shall be signed by the Directors attending the meeting and by the Secretary, or his alternate. If a director considers that any minute is inaccurate or incomplete, he shall be entitled to record the respective objections, before actually signing it. The resolutions adopted may be carried out without need to approve the minutes at a subsequent meeting. In the event of death, refusal or incapacity for any reason to sign the minutes by any of the Directors attending, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

ARTICLE 28. The Directors shall be personally liable for all the acts they may perform in the performance of their duties. The director who may wish to be released from liability with respect to any act or resolution of the Board of Directors, shall cause to record his opposition in the minutes. The Chairman shall inform of such circumstance in the following Ordinary Shareholders Meeting.

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ARTICLE 29. The Board will represent the Bank judicially and extrajudicially and, in connection with the performance of its corporate’s purpose, circumstance that will not be necessary to be evidenced before third parties. It will be empowered with all the authorities and powers of administration that the law or the By-laws do not set as exclusive of the shareholders meetings, without being necessary to grant for such purposes any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the Bank that is part of the authorities of the General Manager. The Board may delegate part of its authorities to the General Manager, to one or more Managers, Deputy Managers or Attorneys of the Bank, a Director, a Commission of Directors, and for specifically determined purposes, to other persons.

ARTICLE 30. The Board of Directors shall appoint three Directors within its members to constitute a Directors’ Committee, which shall be governed by the provisions of Section 50 of the Companies Act.

TITLE FOUR:

The Chairman

ARTICLE 31. The Chairman of the Board of Directors shall also be the Chairman of the Bank and the Shareholders Meeting. The Chairman shall have, in addition to the obligations and authorities established by the relevant legal and regulatory provisions, these By-laws and the Board of Directors, the following: (a) to act as Chairman of the Board of Directors and Shareholders Meetings; (b) to seek for the strict enforcement of these By-laws, and the resolutions of the Board of Directors and the Shareholders Meetings; (c) to call the Board of Directors Meetings; (d) to sign the Annual Reports and the resolutions and communications that may be issued by the Board or the Shareholders Meetings. In the event of a temporary absence or incapacity of the Chairman, the Chairman shall be replaced, for any legal purpose, by the 1st Vice Chairman and, upon the absence of the 1st Vice Chairman, by the 2nd Vice Chairman, or at last by the person who, from among its members, may be designated by the Board of Directors, or the shareholders appointed by the Shareholders Meeting, in its case. The replacement of the Chairman constitutes an internal proceeding that shall not require the compliance of any formality. It shall not be necessary to submit any evidence to third parties thereof for the acts performed by the person replacing the Chairman to be valid, and it will be sufficient for its validity the fact that it occurred.

TITLE FIVE:

The General Manager

ARTICLE 32. The Board of Directors shall appoint a General Manager who shall be responsible for the immediate management of the Bank’s businesses and shall represent the Bank in all its offices. The General Manager shall have the judicial representation of the Bank, with the authorities legally vested upon him set forth in the two paragraphs of Section 7 of the Code of Civil Procedure. His position shall not be compatible with that of director of the Bank, which impediment is without prejudice to the fact that, in a transitory manner not to exceed ninety days, a director of the Bank may perform duties as General Manager. The General Manager shall have the right to participate in the discussions held at the meetings of the of the Board of Directors but shall not have the right to vote in connection therewith, being responsible, however, jointly with all the members of the Board of Directors, for any illegal or damaging resolutions adopted that are harmful to the interests of the Company, unless his opposition has been duly recorded in the minutes. The General Manager shall have, in addition to the authorities and duties set forth in the relevant legal and regulatory provisions and its By-laws, the powers delegated upon him by the Board of Directors. Additionally, the General Manager shall act as Secretary at the meetings of the Board of Directors or any Shareholders Meeting, unless another person is specially appointed to act in such capacity. In the event of a temporary absence or incapacity, the General Manager shall be replaced by the Manager, and if there is more than one, by the person appointed by the Board of Directors to that effect.

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TITLE SIX:

The Managers

ARTICLE 33. The Board of Directors shall appoint one or more Managers, who shall be responsible for the transactions and business of the Bank at the offices, branch offices, divisions or services placed under their management. The Managers shall have, in addition to the duties and authorities set forth in the relevant legal and regulatory provisions and these By-laws, those powers that are conferred or delegated upon them by the Board of Directors. Should there be more than one Manager, the Manager designated by the Board of Directors shall be the one who replaces the General Manager in the event of absence or incapacity of the latter.

TITLE SEVEN:

Management Responsibility

ARTICLE 34. The Directors, Managers and other employees of the Bank shall be personally responsible for the non-compliance with the provisions contained in these By-laws, the General Banking Act or any other legal or regulatory provision, arising from the performance of their duties as such. They shall also be liable for the infringement of the provisions stated above which are effected or tolerated with their knowledge.

TITLE EIGHT:

Shareholders Meetings

ARTICLE 35. The Shareholders of the Company shall meet in Ordinary or Extraordinary Meetings, which shall be held in the city of Santiago. The resolutions adopted in the Shareholders Meetings duly called and validly constituted, in accordance with these By-laws, shall be binding upon all the shareholders.

ARTICLE 36. The Ordinary Shareholders Meetings shall be held once a year, on the dates the Board of Directors may establish, within the first quarter following the date of the annual financial statements. The Extraordinary Shareholders Meetings may be held whenever required by the needs of the Company. They shall be called by the Board of Directors, whether at its own initiative or following the request of shareholders representing at least ten per cent of the outstanding shares with voting rights. In the event that, in this latter case, the Board of Directors and the Chairman, acting on its behalf, decline to call the meeting, such call may be requested to be made by the Superintendent of Banks and Financial Institutions.

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ARTICLE 37. Notice of the Shareholders Meetings shall be given by means of an emphasized notice published on at least three different days in such newspaper of Santiago as the Ordinary Shareholders Meeting may have determined or, if no such determination has been made or if the designated newspaper in no longer being published, in the Official Gazette, on the dates, terms and conditions set forth in the Companies Act’s Regulations. The notice calling an Extraordinary Shareholders Meeting shall include the agenda for the Meeting. In addition, such notice shall be delivered to the shareholders by means of a letter at least fifteen days prior to the date set for the Meeting, provided that such notice must contain a reference as to the subjects to be discussed at the Meeting. Without prejudice to the liabilities established by law, failure to deliver such letters shall not render the call void. At the date which is no later than the date the first publication calling an Ordinary Shareholders Meeting, a copy of the Annual Report and the Financial Statements of the Company, including the auditor’s report in their respective notes, must be delivered to each shareholder.

ARTICLE 38. Shareholders Meetings shall be held, in the event of first call, with a quorum of shareholders representing, either personally or by proxy, the absolute majority of the outstanding shares with voting rights. Should the quorum indicated not be present, a second call shall be made to hold a Shareholders Meeting in the manner provided for in Article 37 of these By-laws, with the indication that a second call is being made and convening the Meeting to be held within the forty-five days following the date set for the Meeting which was not held due to the lack of quorum. In the event of second call, the quorum requirement of the Meeting shall be satisfied with the number of shares with voting rights that are either present or represented in the meeting.

ARTICLE 39. The resolutions of the Shareholders Meeting shall be adopted, unless otherwise specified by a special regulation, by the absolute majority of the shares present or represented which are legally vested with voting rights.

ARTICLE 40. It shall correspond to the Ordinary Shareholders Meeting to: (a) discuss and consider the Annual Report and financial statements submitted by the Board of Directors; (b) appoint every year an external auditors firm in accordance with the relevant legal provisions, for the purpose of informing the financial statements and, generally, comply with the laws; (c) appoint the members of the Board of Directors when required in accordance with these By-laws (d) resolve upon the distribution of annual profits or net benefits, at the proposal of the Board of Directors, and decide, at the end of each fiscal year, the payment of dividends to the shareholders, in accordance with the provision of Article 46 of these By-laws; and (e) generally, to consider any other matter relating to the Company and which is not expressly reserved for an Extraordinary Shareholders Meeting. The removal of all the members of the Board of Directors appointed by the shareholders and the appointment of their successors may be decided either at an Ordinary Shareholders Meeting or at an Extraordinary Shareholders Meeting; thus, Directors may not be individually or collectively removed.

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ARTICLE 41. It shall correspond to the Extraordinary Shareholders meetings to resolve upon any matters required by law or authorized under these By-laws.

ARTICLE 42. Extraordinary Shareholders Meetings may only resolve upon the matters referred to in the relevant notice of the Meeting.

ARTICLE 43. The shareholders may be represented at the Shareholders Meetings by other persons, whether shareholders or not, in accordance with the companies regulations.

ARTICLE 44. The discussions and resolutions of all Shareholders Meetings shall be recorded in a special book of minutes maintained by the Secretary, or by the General Manager in the absence thereof. The relevant minutes shall be signed by the Chairman or his alternate, the Secretary and any three shareholders appointed by the Shareholders Meeting or, if there are less than three attendees, by all such attendees. In the event of death, denial or incapacity to sign the minutes by any of the signatories, a note shall be made at the end of the minute, indicating the cause of the impediment. The minutes shall contain a summary of the discussions held during the Meeting and shall necessarily include the following information: names of the attending shareholders and number of shares held or represented by each one of them, which can be omitted if enclosed with the sheet or attendance book; a brief description of any objections made; enumeration of the proposals submitted for discussion and the outcome of the vote, and the list of the shareholders that voted, either in favor or against such proposals. The omission in the minutes of an event related to the Company’s interests which occurred during the Shareholders meeting, shall be subject to the unanimous approval of the shareholders attending.

The attendees to a Shareholders Meeting shall sign an attendance list which shall indicate the number of shares held by each such attendee or, as the case may be, the name of the shareholders and the number of shares represented by them.

TITLE NINE:

Annual Report, Financial Statements and Distribution of Profits

ARTICLE 45. A general Balance Sheet shall be prepared as of December 31 of each year, such Balance Sheet, together with the respective Annual Report, shall be submitted to the consideration of the Ordinary Shareholders Meeting. The Balance Sheet and the Earnings Statement shall be published in accordance with the applicable laws and regulations.

ARTICLE 46. The profits reflected in the financial statements shall be used preferentially to compensate losses of previous fiscal years. The balance shall be allocated, as resolved by the Shareholders Meeting, upon the recommendation of the Board of Directors, to the following purposes: (a) to increase the capital stock, to create a fund for future capitalization or dividend distributions, or to create any other special reserve funds. These allocations shall be in such amounts as the Shareholders Meeting may deem convenient, subject to the restrictions and obligations set forth in the law; and (b) to distribute dividends to the shareholders, in proportion to their stock holding.

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TITLE TEN:

Dissolution and Liquidation

ARTICLE 47. The Bank may dissolve and wind-up, provided that such decision is approved in an Extraordinary Shareholders Meeting with the favorable vote of, at least 2/3 of the outstanding shares with voting rights and it is approved by the Superintendent of Banks and Financial Institutions.

ARTICLE 48. Once the voluntary dissolution of the Bank referred to in the previous section is agreed, the Shareholders Meeting that approves it will appoint a commission of three shareholders to carry out its liquidation. The liquidating commission will act with the powers and authorities that these By-laws confer to the Board of Directors; it will keep the shareholders informed of the development of the liquidation, it will call Shareholders Meetings on the date set for such purposes, being entitled to call for Extraordinary Shareholders Meetings. In any other aspect it will be subject to the rules set by the Code of Commerce, the provisions of the Companies Act that may be applicable and the applicable Regulations to the Companies Act.

ARTICLE 49. The Shareholders Meeting that appoints the liquidating commission referred to in the previous Article will also set its remuneration.

TITLE ELEVEN:

Arbitration

ARTICLE 50. Any difficulty arising between the Company and any of the shareholders or Directors, or between such persons, as result of the application of these By-laws, or with regard to the existence, non-existence, validity, nullity, interpretation, compliance or failure to comply, dissolution, liquidation or any other reason, shall be submitted to the resolution of two arbitrators, whose resolutions shall be final, and whom shall be appointed one by each party. Should the arbitrators fail to reach an agreement, the parties shall appoint a third arbitrator to resolve the disagreement. Should there not be an agreement to appoint the third arbitrator, the appointment shall be made by the two arbitrators already designated. If any of the parties fails to appoint the arbitrator or, if having been appointed, there is no agreement as to the outcome, and neither the parties nor the arbitrators appoint the third arbitrator to decide the impasse, the appointment of the respective arbitrator, or of the third arbitrator, as the case may be, shall be made by the ordinary courts, being in this case the appointment necessarily be of a person who is performing or has performed as an attorney at the Supreme Court.

TRANSITIONAL PROVISION: Without it being deemed an essential provision, nor part of the restated By-laws, the reduction of the Board of Directors from 11 to 9 members under Article 14 of these By-laws shall become enforceable in the next Ordinary Shareholders Meeting which will be held in April 2017, at the latest, and thus the current 11 regular members and 2 alternate members will continue to hold office until such date.

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